SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 1999

OR

TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to ______________________

Commission File No. 1-14787

ASEC Manufacturing Savings Plan
(Full title of the plan)

DELPHI AUTOMOTIVE SYSTEMS CORPORATION

5725 Delphi Drive, Troy, Michigan 48098

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

Page

INDEPENDENT AUDITORS’ REPORT	3

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1999 and 1998 AND FOR THE YEAR ENDED DECEMBER 31, 1999:

Statements of Assets Available for Benefits	4

Statement of Changes in Assets Available for Benefits	5

Notes to Financial Statements	6-8

Supplemental Schedule of Assets Held for Investment Purposes as of December 31, 1999	9

SIGNATURE	10

EXHIBIT:

Independent Auditors’ Consent	11

INDEPENDENT AUDITORS’ REPORT

Trustees and Participants
ASEC Manufacturing Savings Plan
Port of Catoosa, Oklahoma

We have audited the accompanying statements of assets available for benefits of ASEC Manufacturing Savings Plan (the “Plan”) as of December 31, 1999 and 1998, and the related statement of changes in assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held For Investment Purposes as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the 1999 basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP

Detroit, Michigan
June 22, 2001

ASEC MANUFACTURING SAVINGS PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1999 AND 1998

ASSETS	1999	1998

INVESTMENTS (Note 3)	$20,363,656	$16,829,000

RECEIVABLES:

Contributions	33,988	—

Participant loans (Note 1)	869,143	811,000

Total receivables	903,131	811,000

ASSETS AVAILABLE FOR BENEFITS	$21,266,787	$17,640,000

Reference should be made to the Notes to Financial Statements

ASEC MANUFACTURING SAVINGS PLAN

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1999

1999

ADDITIONS:

Investment income:

Net appreciation in fair value of investments (Note 3)	$2,157,565

Interest and dividend income	908,408

Total investment income	3,065,973

Contributions (Note 1):

Employer	755,675

Participant	1,169,485

Rollovers	89,988

Total contributions	2,015,148

Total additions	5,081,121

DEDUCTIONS — Benefits paid to participants or beneficiaries (Note 1)	(1,454,334)

NET INCREASE	3,626,787

ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	17,640,000

ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$21,266,787

Reference should be made to the Notes to Financial Statements

ASEC MANUFACTURING SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The following description of the ASEC Manufacturing Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering all full-time employees and eligible part-time employees who have one year of service with ASEC Manufacturing (the “Company” or “ASEC”). ASEC management controls and manages the operation and administration of the Plan. State Street Bank and Trust Company (“State Street” or the “Trustee”) serves as the Trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”).

Contributions - Each year, participants may contribute up to 17 percent of base pay through payroll deductions with a maximum of 13 percent of pretax compensation, as defined in the Plan. After the participant completes one year of credited service in the Plan, the Company contributes an amount equal to 50% of the first 8% of base compensation contributed by the Participant during the following 60 months of participation in the Plan. Subsequently, the Company’s contribution is equal to 100 percent of the first 8 percent of base compensation contributed by the participant. Additional amounts may be contributed by the Company at the option of management. Participants may also contribute amounts representing rollover distributions from other qualified plans.

Participant Accounts - Each participant’s account is credited with the participant’s contributions and withdrawals, as applicable, and allocations of (a) ASEC’s contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in ASEC’s contribution plus actual earnings thereon is based on years of credited service. A participant is 100 percent vested in ASEC’s contributions after five years of credited service.

Investment Options - Company contributions are made to the funds on the same basis as the employee contributions. A participant may direct employee contributions in whole percentage increments in any of the following options, as described by the fund’s prospectus:

•	Stable Value Fund - Invests primarily in fixed or variable rate investment contracts issued by domestic and foreign companies, banks, trust companies or other financial institutions.

•	The Matrix Equity Fund - Invests primarily in equity securities, which include common stocks, maintaining a broadly diversified approach.

•	The S&P 500 Index Fund - Invests primarily in common stocks included in the S&P 500 Index.

•	The Growth and Income Fund - Invests primarily in equity securities, which include common stocks seeking to achieve long-term growth, current income and growth of income.

•	The Bond Market Fund - Invests primarily in debt securities, which may include U.S. Government securities, corporate debt securities, asset-backed securities, mortgage-backed securities, repurchase agreements, commercial paper, notes and bonds issued by U.S. and foreign corporations, mortgage-related securities, U.S. and foreign bank instruments financial futures and option contracts, interest rate exchange agreements and other swap agreements, foreign debt obligations and other securities and instruments.

•	The Small Cap Fund - Invests primarily in equity securities, which include common stocks, of smaller domestic companies.

•	The International Growth Opportunity Fund - Invests primarily in equity securities of foreign issuers.

•	The Life Solutions Funds - Invests in varying percentages of shares of combination of the other funds offered by State Street, including funds that are not part of the Plan’s offerings. The Life Solutions Funds seek to maintain different allocations between classes of equity, international equity, fixed income and short-term asset funds.

•	Delphi Common Stock Fund - Invests primarily in Delphi common stock and for purposes of liquidity, the remaining portion of the fund will be invested in commingled short-term investment funds managed by the Trustee.

•	Allied Signal Common Stock Fund - Invests primarily in Honeywell International Inc. common stock. Allied Signal common stock was converted to Honeywell International Inc. in connection with a related merger on June 4, 1999. As of June 30, 1998, contributions or transfers were no longer accepted for investment in this fund. The Plan was amended on May 23, 2000, such that the Allied Signal Common Stock Fund shall be liquidated effective October»31, 2001. Participants with amounts invested in that fund shall have the ability to transfer such amounts to one of the other investment funds maintained under the Plan. If a participant fails to make an investment election regarding amounts in the Allied Signal Common Stock Fund, the amounts invested in that fund will be transferred to a short-term income or similar investment fund.

•	General Motors Common Stock Fund - Invested primarily in General Motors common stock. As of May 23, 2000, the balance was transferred to the Stable Value Fund. Contributions or exchanges to this fund are no longer permitted.

Participants may change or transfer their investment options daily.

Loans to Participants - Participants may borrow an amount within a range of $1,000 to the lesser of $50,000 or 50 percent of their vested account balance. Loan maturities generally range from 2 months to 5 years but can be extended to 25 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest equal to the prime rate or a rate determined by ASEC management if the prime rate is not reasonable. Principal and interest is paid ratably through payroll deductions.

Participant Withdrawals - A participant may withdraw funds from their account at any time after attaining age
59-1/2. Prior to age 59-1/2, employee after-tax savings may be withdrawn at any time, however, pre-tax savings may only be withdrawn because of termination of employment, retirement, death, total and permanent disability, or financial hardship. Prior to receiving a withdrawal for financial hardship, a participant previously must have taken all available asset distributions, withdrawals, and loans under all applicable plans maintained by Delphi. The amount that may be withdrawn for a financial hardship is limited as defined in the Plan. The funds that represent a financial hardship withdrawal must conform to conditions required by the Internal Revenue Service (the “IRS”). A participant who receives a hardship distribution shall have his or her contributions to the Plan suspended for the later of 90 days or the date the participant reactivates participant contributions.

Forfeitures - Participants terminating employment prior to full vesting forfeit the non-vested portion of the Company’s contributions the last day of the Plan year in which the withdrawal occurred. Such forfeitures are applied to reduce subsequent contributions from the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - Financial statements of the Plan are prepared under accounting principles generally accepted in the United States of America using the accrual basis of accounting.

Valuation of Investments- The investments of the stock funds are stated at fair value based on closing sales prices reported on recognized securities exchanges on the last business day of the year, or for listed securities having no sales reported and for unlisted securities, upon the last reported bid prices on that date. The mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The loans to participants are valued at cost plus accrued interest which approximates fair value.

Plan Expenses - The Plan’s administrative expenses, including investment management and Trustee fees, were paid by the Company.

Management Estimates - The preparation of financial statements in conforming with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

3. INVESTMENTS

The following sets forth investments held by the Plan at December 31:

	1999	1998

Mutual funds	$15,338,988	$12,351,000

Common stock	5,024,668	4,478,000

Total	$20,363,656	$16,829,000

The following sets forth investments that represent 5% or more of the Plan’s assets at December 31:

	1999	1998

Stable Value Fund*	4,716,697	3,968,000

SSGA Growth & Income Fund*	3,376,984	2,418,000

SSGA S&P 500 Index Fund*	4,183,924	2,782,000

SSGA Matrix Equity Fund*	1,720,224	1,638,000

AlliedSignal Common Stock Fund*	3,486,407	4,054,000

              • Managed by State Street Bank and Trust Company, a party-in-interest.

Appreciation of the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) during 1999 was as follows:

Mutual funds	$1,290,588

Common stock	866,977

Total	$2,157,565

4. PLAN TERMINATION

Although it has not expressed any intention to do so, ASEC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of complete or partial termination of the Plan, or upon discontinuance of contributions, the accounts of each affected participant shall become fully vested.

5. TAX STATUS

The Plan obtained its latest determination letter dated August 28, 1998, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving this determination letter. Management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6. SUBSEQUENT EVENT

As of January 2, 2001, the recordkeeper for the Plan was changed from State Street Bank and Trust Company to Fidelity Institutional Retirement Services Company.

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999

Column A	Column B	Column C	Column D	Column E

	Identity of Issuer,	Description of Investment Including	Cost	Current
	Borrower, Lessor or	Maturity Date, Rate of Interest,		Value
	Similar Party	Collateral, Par or Maturity Value

*	State Street Bank and Trust

	Company	Stable Value Fund	$4,485,192	$4,716,697

*	State Street Bank and Trust

	Company	SSGA Bond Market Fund	400,050	373,892

*	State Street Bank and Trust

	Company	SSGA Growth & Income Fund	2,848,457	3,376,984

*	State Street Bank and Trust

	Company	SSGA S&P 500 Index Fund	3,520,919	4,183,924

*	State Street Bank and Trust

	Company	SSGA Matrix Equity Fund	1,598,605	1,720,224

*	State Street Bank and Trust

	Company	SSGA Small Cap Fund	273,288	316,964

*	State Street Bank and Trust

	Company	International Growth Opportunity Fund	178,049	257,781

*	State Street Bank and Trust

	Company	Life Solutions Income & Growth Fund	72,743	71,442

*	State Street Bank and Trust

	Company	Life Solutions Balanced Fund	162,936	168,077

*	State Street Bank and Trust

	Company	Life Solutions Growth Fund	141,568	153,003

*	Delphi Automotive Systems	Common stock	762,665	713,397

*	AlliedSignal, Inc.	Common stock	1,464,729	3,486,407

*	General Motors Corporation	Common stock	917,805	824,864

*	Plan participants	Loans to participants (1)	869,143	869,143

*	Plan participants	Contribution receivable	33,988	33,988

		Total	$17,730,137	$21,266,787

*Party-in-interest

(1) Loans to participants consist of individual loans with maturities ranging from two months to five years and interest rates from 8% to 10%.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ASEC Manufacturing Savings Plan

(Name of Plan)

June 29, 2001	By: /s/ Burton Valanty

Burton Valanty

Plan Administrator

10

Exhibit Index

Exhibit No.	Description

23	Independent Auditors’ Consent